UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 26, 2026	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

On May 26, 2026, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS) made a public announcement on the Market Observation Post System in Taiwan (“MOPS”) that the Company held the 18th meeting of its 11th Board of Directors (the “Board”), at which time the following matter was resolved:

1.
Determination of the ex-dividend record date for common shares.

With respect to resolution 1, the Annual Shareholders’ Meeting resolved that NT$1.23 per common share will be distributed to the Company’s shareholders in cash from its capital surplus. The Board resolved that the ex-dividend record date for common shares will be July 5, 2026. Accordingly, pursuant to Article 165 of Taiwan’s Company Act, the book closure period will be from July 1 to July 5, 2026. The last transfer date before the book closure period will be June 30, 2026. Any person holding the Company’s common shares who has not transferred the title of shares should complete the required procedures with the Company’s stock agency: KGI Securities Co., Ltd. (5F, No. 2, Sec. 1, Chongqing S. Rd., Taipei, Taiwan; Tel: +886-2-23892999) by 5:00 p.m., Tuesday, June 30, 2026, in person or by post as per date of postmark. The cash dividend distribution date will be July 17, 2026. The Company will carry out the process of book closure with data provided by the Taiwan Depository and Clearing Corporation (“TDCC”) without further notice.